SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CoreLogic, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

21871D103

(CUSIP Number)

Evan Gartenlaub General Counsel Senator Investment Group LP 510 Madison Avenue, 28th Floor New York, New York 10022 (212) 376-4300	Michael L. Gravelle Executive Vice President, General Counsel and Corporate Secretary Cannae Holdings, Inc. 1701 Village Center Circle Las Vegas, NV 89134 (703) 323-7330

With a copy to:

Richard M. Brand Stephen Fraidin Joshua A. Apfelroth Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, New York 10281 (212) 504-6000	Michael J. Aiello Eoghan P. Keenan Weil, Gotshal & Manges LLP 767 5th Avenue New York, New York 10153 (212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 20 Pages)

CUSIP No. 21871D103	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Senator Investment Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON IA, PN

(1)

Calculated based on 79,458,522 shares of common stock, $0.00001 par value per share (the “Common Stock”), of CoreLogic, Inc. (the “Issuer”), outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Senator Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Senator GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Senator Master GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Douglas Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Cannae Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 8 of 10 Pages

1	NAME OF REPORTING PERSON Cannae Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 9 of 10 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Schedule 13D filed on June 30, 2020 (the “Initial 13D” and, together with this Amendment No. 1, the “Schedule 13D”) by the Reporting Persons, relating to the Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment No. 1 shall have the meaning set forth in the Schedule 13D. This Amendment No. 1 amends Item 4, 5 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On July 29, 2020, the Reporting Persons issued a press release (the “Press Release”) announcing their initiation of a process to call a special meeting of shareholders (a “Special Meeting”) to remove nine members of the Issuer’s Board of Directors and replace them with nine independent and highly accomplished directors: W. Steve Albrecht, Martina Lewis Bradford, Gail Landis, Wendy Lane, Ryan McKendrick, Katherine “KT” Rabin, Sreekanth Ravi, Lisa Wardell and Henry W. “Jay” Winship. The Press Release included an open letter to shareholders, in which the Reporting Persons reiterated their interest in engaging constructively with the Issuer regarding the Reporting Persons’ offer to acquire 100% of the outstanding shares of Common Stock of the Issuer for a price of $65.00 per share of Common Stock in cash. Furthermore, the Reporting Persons noted that they maintained an open mind as to the purchase price to be paid in any potential transaction, and invited the Company to demonstrate why the Reporting Persons should make an increased offer by providing the Reporting Persons with access to due diligence materials. The full text of the Press Release is attached hereto as Exhibit 4 and is incorporated herein by reference.

On July 30, 2020, the Reporting Persons filed with the Securities and Exchange Commission (the “SEC”) a preliminary solicitation statement for the purpose of soliciting revocable consents from shareholders of the Issuer to request a Special Meeting of shareholders. If the Reporting Persons succeed in calling the Special Meeting, the Reporting Persons expect to solicit proxies to vote in support of removing a majority of the incumbent members of the Board, and to vote in support of electing the nine nominees identified above.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated by adding the following information:

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D, which are incorporated by reference herein, for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 79,458,522 shares of Common Stock outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020. To Cannae’s and Cannae Holdings’ knowledge, none of the Scheduled Persons beneficially own any shares of Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 4: Press Release, dated July 29, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 30, 2020

SENATOR INVESTMENT GROUP LP

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

SENATOR MANAGEMENT LLC

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

SENATOR GP LLC

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

SENATOR MASTER GP LLC

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

/s/ Evan Gartenlaub as Attorney-in-Fact*
DOUGLAS SILVERMAN

CANNAE HOLDINGS, INC.

/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC

/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Managing Director, General Counsel and Corporate Secretary

*	Pursuant to a Power of Attorney attached to the Schedule 13G filed on April 24, 2013 by Senator Investment Group LP in respect of its ownership in Tamino Corporation.